Exhibit (d)(15)

Schedule A

To the

Sub-Advisory Agreement

Between

DBX ADVISORS LLC

and

DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC.

Fund	Fee as a % of Average Daily Net Assets
Deutsche X-trackers Municipal Infrastructure Revenue ETF	0.05%

Deutsche X-trackers Ultra-Short Duration Bond ETF	0.10%

Deutsche X-trackers Managed Municipal Bond ETF	0.15%

Deutsche X-trackers Solactive Subordinated Debt ETF	0.09%

Deutsche X-trackers High Yield Corporate Bond – Interest Rate Hedged ETF	0.07%

Deutsche X-trackers Investment Grade Bond – Interest Rate Hedged ETF	0.04%

Deutsche X-trackers Emerging Markets Bond – Interest Rate Hedged ETF	0.07%

As revised November 3, 2014